Mail Stop 4561

November 20, 2009

Robert D. Burke
President and Chief Executive Officer
Art Technology Group, Inc.
One Main Street
Cambridge, MA 02142

> **Re:** **Art Technology Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 000-26679**

Dear Mr. Burke:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part III

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 21, 2009)

Equity Incentive Awards, page 24

1. Although you provide general information regarding policies relating to your equity incentive awards, your disclosure should also provide substantive analysis and insight into how the compensation committee determined the actual amounts awarded to each named executive officer. With a view toward providing

expanded disclosure in future filings, please tell us how the compensation committee determined the specific equity awards made to your named executive officers in fiscal 2008. Refer to Item 401(b)(1) of Regulation S-K. Further, include in your discussion the elements your compensation committee considered in awarding the combination of either performance-based restricted stock units and/or time-based restricted stock units. Refer to Item 401(b)(1)(v) of Regulation S-K.

Summary Compensation Table, page 27

2.   We note that your Summary Compensation Table does not include the required disclosure for the last three completed fiscal years, as you have only included disclosure for the years 2007 and 2008. For your future filings, please note that Item 402(c)(1) of Regulation S-K requires that the Summary Compensation Table include information for the last three completed fiscal years. Also, the Compensation Discussion and Analysis section requires a corresponding discussion of the information contained in the table. See Instructions to Item 402(b) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above with any questions. If you need further assistance, you may contact me at (202) 551-3462. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: (617) 386-1111